Exhibit 99.1
Westport Enters Into Committed Equity Facility of up to US$25 Million
VANCOUVER, British Columbia, September 16, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX:WPRT / Nasdaq: WPRT), today announced that on September 15, 2026, it entered into a Committed Equity Facility (“CEF”) with Roth Principal Investments, LLC (“RPI”), an affiliate of CR Financial Holdings, Inc., the holding company for Roth Capital Partners.
The CEF allows, but does not obligate, Westport to issue and sell up to US$25 million of its common shares to RPI, at Westport’s discretion by way of private placement and subject to certain conditions set forth in the CEF agreement, following the filing and effectiveness of a registration statement registering the resale of such shares. Subject to certain specified exceptions, under the applicable Nasdaq rules, the Company may not issue to RPI under the CEF a number of common shares which is in excess of 19.99% of the common shares outstanding immediately prior to the execution of the CEF (the “Exchange Cap”), unless the Company obtains shareholder approval to issue Common Shares in excess of such Exchange Cap.
Westport intends to use any net proceeds for working capital and general corporate purposes. Westport may access capital opportunistically over time and is under no obligation to utilize the full amount available under the CEF. The Company may not be able to sell the full US$25 million of shares available under the facility due to limitations, including the Exchange Cap, the number of shares registered under an effective resale registration statement and applicable Nasdaq rules.
The Company intends to file a registration statement with the SEC to register the resale by RPI of the shares issuable under the CEF. These securities may not be resold until that registration statement is filed and becomes effective.
This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Company intends to rely on the eligible interlisted issuer exemption in section 602.1 of the TSX Company Manual in respect of the CEF.
About Westport
Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.
Our proven technologies support a wide range of alternative fuels - including natural gas, renewable natural gas, and hydrogen - empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals-without compromising performance or cost-efficiency - making clean, scalable transport solutions a reality.
Westport is headquartered in Vancouver, Canada.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the potential use of the CEF, the satisfaction of certain conditions set forth in the CEF agreement, potential sales of common shares under the CEF and the receipt of proceeds therefrom, the filing of a registration statement with the SEC to register the resale of the shares issuable under the CEF, and the reliance on the interlisted issuer exemption in section 602.1 of the TSX Company Manual. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to the CEF, the satisfaction of conditions set forth in the CEF agreement, obtaining the necessary stock exchange approvals, obtaining any necessary shareholder approvals, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint venture, the availability and price of natural gas, the rate of market adoption and commercialization of alternative fuel and low-emissions transportation technologies, the relaxation or waiver of fuel emission standards, the ability of fleets to access capital or government funding to purchase natural gas or hydrogen vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form (Form 20-F) and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.
Contact Information
Westport Investor Relations
T: +1 604-718-2046